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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            MECKLERMEDIA CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            MECKLERMEDIA CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  584007-10-8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                ALAN M. MECKLER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            MECKLERMEDIA CORPORATION
                               20 KETCHUM STREET
                          WESTPORT, CONNECTICUT 06880
                                 (203) 226-6967
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
 RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:
                          WILLIAM J. GRANT, JR., ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 728-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Mecklermedia Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 20 Ketchum Street, Westport, Connecticut 06680. The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated October 15, 1998 (the "Schedule 14D-1") of Penton Media, Inc., a Delaware corporation ("Parent"), and its wholly owned subsidiary, Internet World Media, Inc., a Delaware corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") at a price of $29.00 per Share (the "Per Share Amount"), net to the Seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 15, 1998 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of October 7, 1998 (the "Merger Agreement") among the Company, Parent, Purchaser and Alan M. Meckler. The Merger Agreement provides, among other things, that as promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") and the Company shall continue as the surviving corporation (the "Surviving Corporation").

     According to the Schedule 14D-1, the address of the principal executive offices of Parent and Purchaser is 1100 Superior Avenue, Cleveland, Ohio 44114.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 which is attached as Schedule II hereto and is incorporated by reference herein. Except as described herein (including in Schedule II hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Purchaser or Purchaser's executive officers, directors or affiliates.

     The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

     The Tender, Voting and Option Agreement. The summary, contained in the Offer to Purchase, of the Tender, Voting and Option Agreement by and among Mr. Meckler, the Company, Parent and Purchaser dated as of October 7, 1998, which has been filed with the Commission as an exhibit to the Schedule 14D-1, a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Tender, Voting and Option Agreement. A copy of the Tender, Voting and Option agreement has been filed as
Exhibit 2 hereto and is incorporated herein by reference.

     Interests of Certain Persons in the Transaction. Certain members of the Company's management and Board of Directors may be deemed to have certain interests in the Merger that are in addition to their interests as stockholders of the Company generally. The Company's Board of Directors (the "Board") was aware of and
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discussed these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Offer and the Merger, the stockholders of the Company should be aware of these interests which may present actual or potential conflicts of interest.

     Pursuant to the Merger Agreement, the Company has agreed to use all reasonable efforts to provide that, upon consummation of the Merger, each then outstanding option or warrant to purchase Shares, whether or not then exercisable or vested, will be acquired by the Company for cancellation in consideration for payment to the holders of such options and warrants of an amount in respect thereof equal to the excess of the Per Share Amount over the exercise price thereof multiplied by the number of Shares subject thereto. The amounts to be received by Mr. Meckler, Christopher S. Cardell, Carl S. Pugh and Christopher J. Baudouin, the executive officers of the Company, in respect of such options are $5,071,650, $861,470, $442,500 and $85,310, respectively.

     Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to indemnify each director, officer, employee, fiduciary or agent of the Company against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement arising out of any matter existing or occurring at or prior to the effective time of the Merger (the "Effective Time") to the fullest extent permitted by applicable law. Parent has also agreed to cause the Surviving Corporation to maintain policies of directors' and officers' liability insurance equivalent to the current policies of the Company, subject to certain limitations, for six years after the Effective Time.

     Pursuant to the Merger Agreement, Parent has agreed to (A) contribute all assets (the "iWorld Assets") of iWorld Corporation, a Delaware corporation and wholly owned subsidiary of the Company, to a newly formed Delaware limited liability company ("iWorld") and (B) the acquisition by Mr. Meckler and/or one or more persons under his control of 80.1% of the equity interests in iWorld for an aggregate purchase price of $18.0 million (the "iWorld Transaction"). At the Effective Time, Parent, the Purchaser and iWorld have agreed to enter into certain agreements with respect to the operation of iWorld. See "The Merger Agreement -- The iWorld Agreements" in Section 10 of the Offer to Purchase and "Special Factors -- Background of the Offer; Contacts with the Company" in the Offer to Purchase, which sections are incorporated herein by reference.

     Pursuant to the Merger Agreement, at the Effective Time, Parent will enter into an agreement with Mr. Meckler, pursuant to which, for a period of three years following the consummation of the Merger, Mr. Meckler will render consulting services to Parent and the Surviving Corporation and will abide by a covenant not to compete with the business of Parent, the Surviving Corporation or any entities controlled by either in exchange for an annual fee of $100,000 payable monthly during such period. See "Consulting Agreement" in Section 10 of the Offer to Purchase, which section is incorporated herein by reference.

     Confidentiality Agreement. On September 23, 1998, the Company and Parent signed a Confidentiality Agreement (the "Confidentiality Agreement") providing that, subject to the terms of the agreement, each company keep confidential certain non-public information furnished by the other. The foregoing description is qualified by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit 11 hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     AT A MEETING HELD ON OCTOBER 7, 1998, THE BOARD UNANIMOUSLY APPROVED THE OFFER AND ADOPTED THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND THE IWORLD TRANSACTION ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDED THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A letter to the Company's stockholders communicating the Board's recommendation and the press releases announcing the Merger Agreement and related transactions are filed herewith as Exhibits 8, 9 and 10, respectively, and are incorporated herein by reference.

     (b)(i) BACKGROUND OF THE OFFER; CONTACTS WITH PARENT

     During the spring of 1997 and the spring and summer of 1998, Allen & Company Incorporated ("Allen & Company") had discussions on behalf of the Company with the management of several companies which had
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approached the Company, and two companies which Allen & Company had approached with the approval of the Company, regarding the possibility of various strategic transactions involving the Company. Confidentiality agreements were entered into with two companies in 1997; however, none of the discussions with such companies advanced beyond a preliminary stage. In the spring and summer of 1998, Allen & Company had preliminary discussions, pursuant to confidentiality agreements, with several companies regarding a potential strategic combination with the Company and discussions with one company regarding a potential strategic transaction involving some, but not all, of the assets of the Company. The Company reached an oral understanding regarding an approximate three week period of exclusivity with one of the companies interested in a potential strategic combination; however, the period of exclusivity expired prior to a letter of intent being executed with such company.

     Thereafter, on September 16, 1998, at the instructions of Thomas L. Kemp, Chief Executive Officer of Parent, representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") called Alan M. Meckler, Chief Executive Officer of the Company, to discuss a possible acquisition of the Company by Parent. Prior to making this call, there had been no contacts between Parent or its representatives and the Company with respect to any possible combination between them. Mr. Meckler informed DLJ that he had been contacted by other parties interested in a strategic transaction with the Company and requested that they contact Allen & Company. Between September 17, 1998 and September 21, 1998, representatives of DLJ and Allen & Company spoke periodically and discussed issues related to Parent's ability to complete an acquisition of the Company. Legal counsel to the Company delivered a draft confidentiality agreement to DLJ on September 21, 1998. On September 21, 1998, Mr. Meckler and Mr. Kemp had a conversation in which Mr. Meckler informed Mr. Kemp that the Company was considering potential strategic transactions, including a possible sale of the Company, and agreed to meet with Mr. Kemp and representatives of Purchaser and the Company at DLJ's offices in New York, New York on September 24, 1998.

     On September 23, 1998, Parent and the Company entered into the Confidentiality Agreement. At their meeting on September 24, 1998, Mr. Kemp presented a draft letter of intent to Mr. Meckler that provided, among other things, for Parent to acquire the Company at a price of $29.00 per Share.

     Between the afternoon of September 24, 1998 and the evening of September 25, 1998, representatives of the Company and representatives of Parent negotiated the terms of a letter agreement between the Company and Parent. In the evening on September 25, 1998, Parent, the Company and Mr. Meckler executed a letter of intent that (a) outlined the general terms of (i) a potential acquisition of the Company by Parent at a price of $29.00 per Share and (ii) concurrently with such acquisition, the sale to Mr. Meckler for $15.0 million of a 50% economic interest in the Internet web site business currently operated by the Company, the proceeds of which would partially fund Parent's acquisition of the Company, and (b) provided for exclusive negotiations between the Company and Parent through October 7, 1998, with respect to executing definitive documentation regarding these transactions. The letter of intent expressly provided that the transactions outlined in such letter were subject to a satisfactory due diligence review by Parent, the approval of such transactions by the boards of directors of Parent and the Company and the execution of definitive documentation.

     Following a due diligence review by Parent of the Company, negotiations of the Merger Agreement and the related agreements commenced on September 27, 1998, when the Company furnished Parent with a draft of a merger agreement. During the course of negotiations, Parent and Mr. Meckler agreed that Parent would increase the percentage ownership it would sell to Mr. Meckler in the Internet web site business to 80.1% in exchange for an increase in the sales price to $18 million. The price per Share offered remained at $29.00.

     On October 1, 1998, the Company, Parent and their respective representatives met again, at the offices of Jones, Day, Reavis & Pogue in New York, New York, to discuss and resolve certain issues relating to the proposed transaction. The Board met on October 3, 1998 to discuss various aspects of the proposed transaction. That meeting was adjourned and was reconvened on October 6, 1998, at which time (i) Allen & Company presented to the Board its opinion that the consideration to be received pursuant to the Merger Agreement by the holders of the Company's common stock, options and warrants to purchase common stock is fair to such holders from a financial point of view and that the Proposed Transactions (as defined in Allen & Company's fairness opinion included as Schedule I hereto) are fair to the Company from a financial point of view and
(ii) the

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Company's outside legal counsel summarized for the Board the terms of the Offer, the Merger, the Merger Agreement, the iWorld Transaction and the documentation related thereto, including provisions relating to the fee which would become payable by the Company to Parent in the event that the Company were to accept a Superior Proposal (as defined in the Merger Agreement). The meeting was again adjourned pending the negotiation of final documentation, and was reconvened on October 7, 1998 following the completion of such negotiation. During the Company's October 7, 1998 Board meeting, Mr. Meckler offered to leave the meeting during the Board's discussion and consideration of the Merger and the iWorld Transaction, but the Board declined Mr. Meckler's offer and engaged in such discussions with Mr. Meckler present. During such Board meeting, the Board unanimously approved the Offer, the Merger, the Merger Agreement, the iWorld Transaction and the transactions contemplated thereby for the reasons described below. The board of directors of Parent had unanimously approved (with two directors absent) the Merger Agreement, contingent upon the negotiation of final documentation, at a meeting held on October 6, 1998. The parties executed the Merger Agreement in the evening on October 7, 1998, and publicly announced the transaction on the morning of October 8, 1998.

     (b)(ii) REASONS FOR THE RECOMMENDATION BY THE BOARD OF DIRECTORS

     In reaching its conclusions and recommendation described above, the Board considered a number of factors, including, without limitation, the following:

     (a) The financial and other terms and conditions of (i) the Offer, (ii) the Merger, (iii) the Merger Agreement and (iv) the iWorld Transaction.

     (b) The historical market price of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 44% over the closing price of the Shares on the last trading day prior to the public announcement on October 8, 1998 of the Merger Agreement.

     (c) Conversations conducted by Allen & Company on behalf of the Company with other parties interested in a potential strategic transaction with the Company.

     (d) The presentation of Allen & Company. In evaluating the financial and other terms of the Offer, the Company's Board of Directors took into account the presentation of Allen & Company at the meeting of the Board on October 6, 1998, at which meeting Allen & Company delivered its oral opinion, subsequently confirmed in writing, to the effect that, as of such date, (a) the consideration to be received pursuant to the Merger by the holders of the Common Stock and options and warrants to purchase Common Stock is fair to such holders from a financial point of view, and (b) the terms of the Merger and the iWorld Transaction (collectively, the "Proposed Transactions") are fair to the Company from a financial point of view. In arriving at its opinion, Allen & Company informed the Board that it (i) reviewed the terms and conditions of the Proposed Transactions, including the draft Merger Agreement and the draft agreements ancillary thereto, including the draft agreements relating to the iWorld Transaction (none of which prior to the delivery of Allen & Company's opinion had been executed by the parties), as well as draft commitment letters summarizing certain of Parent's proposed financing arrangements; (ii) analyzed publicly available historical business and financial information relating to the Company and Parent, as presented in documents filed with the Securities and Exchange Commission; (iii) reviewed certain financial, operating and budgetary data provided to Allen & Company by the Company relating to its businesses; (iv) conducted discussions with certain members of the senior management of the Company with respect to the financial condition, business, operations, strategic objectives and prospects of the Company, as well as industry trends prevailing in the Company's business; (v) reviewed and analyzed public information, including certain stock market data and financial information relating to selected public companies in lines of business which Allen & Company believed to be comparable to the Company's, as well as analysts' reports and estimates for the Company; (vi) reviewed the trading history of the Company's Common Stock and Parent's common stock, including their performance in comparison to market indices and to selected companies in comparable businesses; (vii) reviewed public financial and transaction information relating to business combinations which Allen & Company deemed to be comparable to the Proposed Transactions;
(viii) considered premiums and multiples paid in recent transactions which Allen & Company deemed comparable to the Merger; and (ix) conducted such other financial analyses and investigations as Allen & Company deemed necessary or appropriate for the purposes of the opinion expressed therein.
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     The full text of the written opinion of Allen & Company, dated October 7,
1998, which is set forth as Schedule I hereto and is incorporated herein by reference, describes the assumptions made, matters considered and limits on the review undertaken. The Company's stockholders are urged to read the opinion carefully and in its entirety. Allen & Company's opinion does not constitute a recommendation that the Company pursue the Proposed Transactions or that any stockholder of the Company accept the Offer or vote to approve the Proposed Transactions. In considering such opinion, the Company's Board was aware that Allen & Company is entitled to certain fees described elsewhere herein in connection with Allen & Company's engagement by the Company.

     (e) The fact that the structure of the acquisition of the Company by Parent as provided for in the Merger Agreement involves a cash tender offer for all outstanding Shares to be commenced within five business days of the public announcement of the Merger Agreement to be followed as promptly as practicable by a merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their Shares at the earliest possible time.

     (f) The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives or agents from soliciting, initiating or encouraging any competing Acquisition Transaction (as defined in the Merger Agreement) or participating in any discussion regarding any Acquisition Transaction, does permit the Company to furnish non-public information to, and participate in negotiations with, any person that makes an unsolicited Superior Proposal (as defined in the Merger Agreement) if the Board, based upon the advice of the Company's financial advisor and outside counsel, determines in good faith and reasonable judgment that failing to take such action would create a reasonable possibility of a breach of the fiduciary duties of the Board under applicable law.

     (g) The fact that in the event that the Board decides to accept an Acquisition Transaction with a third party, the Board may terminate the Merger Agreement following the expiration of the Offer and pay Parent a termination fee of $10,000,000 plus up to $6,000,000 in fees and expenses. The Board did not believe that such termination provision would be a significant deterrent to a higher offer by a third party interested in acquiring the Company.

     (h) The fact that Mr. Meckler, the beneficial owner of approximately 26% of the outstanding Shares, was willing to enter into the Tender, Voting and Option Agreement pursuant to which Mr. Meckler agreed to tender all of his Shares pursuant to the Offer and, in the event a stockholder vote is required, to vote his Shares in favor of the Merger.

     (i) The familiarity of the Board with the business, results of operations, properties and financial condition of the Company, the competitive nature of the industry in which it operates and the prospects of the Company, including its prospects if it were to remain independent.

     (j) The regulatory approvals required to consummate the Merger, including, among others, antitrust approvals, and the prospects for receiving such approvals.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. The Board did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Allen & Company to render financial advisory services to the Company with respect to the Offer and the Company's strategic alternatives. Pursuant to an engagement letter, dated April 10, 1998, the Company agreed to pay Allen & Company a cash fee equal to 1% of the consideration received in connection with consummation of the Offer. The Company also agreed to pay Allen & Company a cash fee in the amount of $750,000 in the event Allen & Company has provided a fairness opinion to the Board in connection with a transaction which is ultimately not consummated. The Company also has agreed to reimburse Allen & Company's reasonable out-of-pocket expenses including the fees and expenses of Allen & Company's counsel, and indemnify and defend Allen & Company and certain related persons against certain liabilities in connection with the engagement.

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     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the issuance of Shares upon exercise of outstanding options, no transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

     (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender all Shares to Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Information Statement

     The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders as described in Item 3 above.

     (b) Section 203 of the Delaware General Corporation Law

     As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by
Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock.

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     In accordance with the Merger Agreement and Section 203, the Board approved the Offer, the Merger, the iWorld Transaction, the Tender, Voting and Option Agreement and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

     (c) Antitrust

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares pursuant to the Offer is subject to such requirements. There may be similar antitrust requirements in other jurisdictions.

     On October 15, 1998, Parent filed with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period would be extended for an additional 10 calendar days following substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law.

     The October 15, 1998 Premerger Notification and Report Form filing described above was also applicable to the Option granted to Purchaser pursuant to the Tender, Voting and Option Agreement. Under the provisions of the HSR Act applicable to the Option, the purchase of Shares pursuant to the Option may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Parent, unless both the Antitrust Division and the FTC terminate the waiting period thereto. If, within such 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Parent, the waiting period would be extended for an additional 20 calendar days following substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Pursuant to the Tender, Voting and Option Agreement, if the Option becomes exercisable, it would continue to be exercisable until 10 days after the waiting period (including as extended) under the HSR Act has expired.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

     Based upon an examination of publicly available information, and information provided to the Company by Parent, relating to the businesses in which Parent and its subsidiaries are engaged, the Company has determined that the Company and Parent both provide similar services in certain geographic areas. Although the Company believes that the Purchaser's acquisition of Shares pursuant to the Offer would not violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be. See Item 3(b) for certain conditions to the Offer, including conditions with respect to litigation and certain government actions.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger, dated as of October 7, 1998, among Mecklermedia Corporation, Penton Media, Inc., Internet
            World Media, Inc. and Alan M. Meckler.
Exhibit 2   Tender, Voting and Option Agreement, dated as of October 7,
            1998, among Mecklermedia Corporation, Penton Media, Inc.,
            Internet World Media, Inc. and Alan M. Meckler.
Exhibit 3   Form of Limited Liability Company Agreement of iWorld LLC.*
Exhibit 4   Form of Services Agreement among Penton Media, Inc.,
            Internet World Media, Inc. and iWorld LLC.*
Exhibit 5   Form of Trademark License Agreement among Internet World
            Media, Inc. and iWorld LLC.*
Exhibit 6   Material Terms of Warrant Agreement between Internet World
            Media, Inc. and iWorld LLC.*
Exhibit 7   Form of Consulting Agreement between Penton Media, Inc. and
            Alan M. Meckler.*
Exhibit 8   Letter to Stockholders of the Company, dated October 15,
            1998.**
Exhibit 9   Press Release of the Company, dated October 8, 1998.
Exhibit 10  Press Release of Penton Media, Inc., dated October 8, 1998.
Exhibit 11 Confidentiality Agreement between Parent and the Company, dated September 23, 1998.
Exhibit 12  Opinion of Allen & Company Incorporated.**

---------------

 * Attached as exhibits to Agreement and Plan of Merger included as Exhibit 1.

** Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Mecklermedia Corporation

                                          By: /s/ ALAN M. MECKLER
                                            ------------------------------------
                                            Name: Alan M. Meckler
                                              Title:  Chairman of the Board
                                                and Chief Executive Officer

Dated: October 15, 1998

                                                                      SCHEDULE I

                                October 7, 1998

Members of the Board of Directors
Mecklermedia Corp.
20 Ketchum Street
Westport, Connecticut 06880

To the Board of Directors

     We are pleased to confirm in writing our presentation to a meeting of the Board of Directors on Wednesday, October 6, 1998, of our opinion, as of this date, as to (a) the fairness, from a financial point of view, of the consideration to be received by the holders of the outstanding shares of Common Stock, .01 par value per share (the "Common Stock"), and options and warrants to purchase Company Common Stock of Mecklermedia Corp., a Delaware corporation (the "Company"), and (b) the fairness, from a financial point of view, to the Company of the terms of the Proposed Transactions referred to hereinafter.

     Pursuant to the proposed Agreement and Plan of Merger (the "Merger Agreement"), to be entered into by and among the Company, Penton Media Inc., a Delaware corporation, (the "Purchaser"), and a wholly-owned subsidiary of the Purchaser (the "Merger Sub"), the Company will enter into a business combination transaction effected by a cash tender offer made by Purchaser and Merger Sub for Company Common Stock and options and warrants to purchase Company Common Stock, to be followed by a merger of Merger Sub with and into the Company (the "Merger Transaction"). In connection with the Merger Transaction, Purchaser at the Effective Time will cause the organization of a limited liability company under Delaware law ("Newco"), to which Purchaser is to contribute the Company's internet business assets in consideration for Newco's issuance to Purchaser of 19.9% of Newco's equity interest. At the Effective Time, in consideration of the payment of $18 million, Newco is to issue 80.1% of its equity interest to Alan
M. Meckler, the Company's founder, principal stockholder and Chief Executive Officer, which equity interest is subject to dilution pursuant to an option granted by Mr. Meckler to Purchaser (the "Newco Transaction" and, collectively with the Merger Transaction, the "Proposed Transactions"). In connection with the Proposed Transactions, Mr. Meckler has granted Purchaser the option to purchase for cash and without interest his Common Stock at the same price per share offered to other Company stockholders in the Merger Transaction. Unless otherwise specifically defined herein, all capitalized terms used herein shall have the meanings ascribed to such terms in the Merger Agreement.

     Pursuant to the terms, and subject to the conditions contained in, the documentation relating to the Proposed Transactions, among other things, (i) Purchaser will make a tender offer to purchase all shares of Company Common Stock for a purchase price of $29 in cash, without interest, subject to certain terms and conditions; (ii) Purchaser will offer to purchase Company issued warrants and options to purchase Common Stock in cash without interest for a price equal to the difference between $29 and the exercise price of such warrants and options; and (iii) Mr. Meckler will acquire an 80.1% equity interest in the Company's internet business assets held by Newco for an aggregate purchase price of $18 million in cash (subject to dilution by Purchaser's option to purchase from Mr. Meckler 10% of Newco), and the remaining 19.9% equity interest in Newco will be issued to Purchaser or one of its affiliates. As part of the Proposed Transactions, Newco and Purchaser are to enter into license and service agreements, and Mr. Meckler will enter into a non-competition and consulting agreement with Purchaser.

     We understand that all approvals required for the consummation of the Proposed Transactions have been or, prior to consummation of the Proposed Transactions, will be obtained. We understand Purchaser has obtained financing commitments subject to certain terms and conditions which commitments, when funded and combined with the existing working capital of the Purchaser and the Company, will be sufficient to timely meet Purchaser's obligations under the Merger Agreement. We note the Proposed Transactions are conditioned on the funding of such financing commitments.

Members of the Board of Directors
Mecklermedia Corp.
October 7, 1998
Page  2

     As you know Allen & Company Incorporated ("Allen") will receive a fee for preparing and rendering this opinion pursuant to the engagement letter agreement by and between the Company and Allen. We note that Allen beneficially owns 30,000 shares of the Company's Common Stock.

     In arriving at our opinion, we have among other things:

          (i) reviewed the terms and conditions of the Proposed Transactions, including the draft Merger Agreement and the draft agreements ancillary thereto, including the draft Newco Agreement between Newco and the Purchaser (none of which prior to the delivery of our opinion has been executed by the parties), as well as commitment letters summarizing certain of Purchaser's financing arrangements;

          (ii) analyzed publicly available historical business and financial information relating to the Company and the Purchaser, as presented in documents filed with the Securities and Exchange Commission;

          (iii) reviewed certain financial, operating and budgetary data provided to us by the Company relating to its businesses;

          (iv) conducted discussions with certain members of the senior management of the Company with respect to the financial condition, business, operations, strategic objectives and prospects of the Company, as well as industry trends prevailing in the Company's business;

          (v) reviewed and analyzed public information, including certain stock market data and financial information relating to selected public companies in lines of business which we believe to be comparable to the Company's, as well as analysts' reports and estimates for the Company;

          (vi) reviewed the trading history of the Company's and the Purchaser's Common Stock, including their performance in comparison to market indices and to selected companies in comparable businesses;

          (vii) reviewed public financial and transaction information relating to business combinations we deemed to be comparable to the Proposed Transactions;

          (viii) considered premiums and multiples paid in recent transactions we deemed comparable to the Merger Transaction;

          (ix) conducted such other financial analyses and investigations as we deemed necessary or appropriate for the purposes of the opinion expressed herein.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information respecting the Company and the Purchaser and any other information provided to us, and we have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets of the Company. With respect to the business plans referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available information and the good faith estimates and judgments of the management of the Company as to the future financial performance of the Company's business.

     In addition to our review and analysis of the specific information set forth above, our opinion herein reflects and gives effect to our knowledge of the industry and our assessment of general economic, monetary and market conditions existing as of the date hereof as they may affect the business and prospects of the Company.

     We have prepared this opinion at the request and for the benefit of the Board of Directors of the Company, and consent to its inclusion in filings the Company may be required to make with the Securities and Exchange Commission. The opinion rendered herein does not constitute a recommendation that the Company pursue the Proposed Transactions or that any stockholder of the Company vote to approve the Proposed Transactions.

Members of the Board of Directors
Mecklermedia Corp.
October 7, 1998
Page  3

     Based on and subject to the foregoing, we are of the opinion that, as of this date, (a) the consideration to be received pursuant to the Merger Transaction by the holders of the Company's Common Stock and options and warrants to purchase Common Stock is fair to such holders from a financial point of view, and (b) the terms of the Proposed Transactions are fair to the Company from a financial point of view.

                                             Very truly yours,

                                             ALLEN & COMPANY INCORPORATED

                                             By: /s/ NANCY B. PERETSMAN

                                               ---------------------------------
                                               Nancy B. Peretsman
                                               Managing Director

                                                                     SCHEDULE II

                            MECKLERMEDIA CORPORATION
                               20 KETCHUM STREET
                          WESTPORT, CONNECTICUT 06880

                     INFORMATION PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     The following information is being furnished to holders of the common stock, par value $0.01 per share ("Common Stock" or the "Shares"), of Mecklermedia Corporation, a Delaware corporation (the "Company"), in connection with the possible designation by Penton Media, Inc., a Delaware corporation ("Parent"), of at least a majority of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of October 7, 1998 (the "Merger Agreement"), by and among the Company, Parent, Internet World Media, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser") and Alan M. Meckler. THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

     The Merger Agreement provides that promptly following the purchase by Purchaser of any Shares pursuant to the Offer, Parent may request that the Company take all actions necessary to cause persons designated by Parent to become directors of the Company (the "Parent Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by Purchaser by (ii) the total number of Shares outstanding at the time of acceptance of the Shares for payment pursuant to the Offer; provided that prior to the consummation of the Merger, the board of directors of the Company (the "Board") shall always have at least one member who is neither an officer, designee, shareholder or affiliate of Parent. The Company has also agreed to increase the size of the Board or exercise its best efforts to secure the resignation of existing directors to ensure that it has complied with this provision of the Merger Agreement.

     The information contained in this Schedule II concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

     As of October 14, 1998, there were issued and outstanding 9,109,742 shares of Common Stock, each of which entitles the holder to one vote.

                   ACQUISITION DESIGNEES, BOARD OF DIRECTORS
                             AND EXECUTIVE OFFICERS

PURCHASER DESIGNEE BIOGRAPHICAL INFORMATION

     Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Purchaser Designees currently is a director of, or holds any position with, the Company. To the best of Purchaser's knowledge, except as set forth below and in the Offer to Purchase, none of Purchaser Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. Each person is a citizen of the United States and the business address of each such person is c/o Penton Media, Inc., 1100 Superior Avenue, Cleveland, Ohio 44114, unless otherwise provided.

                                                  PRINCIPAL OCCUPATION OR
          NAME            AGE                  OCCUPATIONS AND DIRECTORSHIPS
          ----            ---                  -----------------------------
Thomas L. Kemp            47    Mr. Kemp has been Penton's Chief Executive Officer since
                                1996. Mr. Kemp's publishing career spans more than 24 years.
                                He spent 22 years with San Francisco-based Miller Freeman,
                                Inc., and was Miller Freeman's President and Chief Operating
                                Officer in 1996, when he left the company to join Penton.
                                From 1994 to 1996, Mr. Kemp was Miller Freeman's Executive
                                Vice President and Chief Operating Officer. He also held a series of executive, publishing management, and sales
                                positions with Miller Freeman subsequent to joining the
                                company in 1974. Mr. Kemp is a Director and Treasurer of
                                Business Publications Audit International and a member of
                                the organization's Executive Committee. He is a Director of the Business Press Educational Foundation, and a former
                                Director of American Business Press and the Association of
                                Medical Publishers. Mr. Kemp is a frequent speaker at media industry conferences and events.

Daniel J. Ramella         46    Mr. Ramella has served as Penton's President and Operating
                                Officer since 1990, and has worked for Penton for more than
                                21 years. Mr. Ramella was Senior Vice President, Publishing from 1989 to 1990, and Vice President, Foodservice Group
                                from 1987 to 1989. He was publisher of Restaurant
                                Hospitality magazine from 1985 to 1987. Mr. Ramella held
                                management positions with Production Engineering magazine
                                between 1977 and 1985. Before joining Penton in 1977, he was a Senior Audit Manager for Arthur Andersen & Co. He is a
                                Director, Secretary, and Executive Committee Member of
                                American Business Press and has served as a Director of the
                                Business Press Educational Foundation. He is a former
                                Director, Treasurer, and Executive Committee member of
                                Business Publications Audit International.

Joseph G. NeCastro        41    Mr. NeCastro has been Penton's Chief Financial Officer since
                                June 1998. Before joining Penton in June 1998, Mr. NeCastro spent 5 years with Reader's Digest Association, Inc. He was
                                Vice President, Finance for Reader's Digest USA from 1995
                                until 1998, Corporate Controller in 1994 and 1995, and held other corporate financial management positions with the
                                company in 1993 and 1994. Mr. NeCastro was Vice President
                                and Treasurer for U.S. News & World Report between 1990 and
                                1993, and Director of Finance from 1987 to 1990. He held
                                senior business development and finance positions with MCI
                                Communications Corporation between 1983 and 1987 before
                                moving into the publishing industry.

                                                  PRINCIPAL OCCUPATION OR
          NAME            AGE                  OCCUPATIONS AND DIRECTORSHIPS
          ----            ---                  -----------------------------
James D. Atherton         62    Mr. Atherton is Group President of the Mechanical
                                Systems/Construction, Government/Compliance, Management,
                                Supply Chain/Aviation, and Industrial Shows of America
                                Groups. He has worked in business-to-business publishing at
                                Penton for 45 years. Mr. Atherton was Group President of
                                Penton's Inside Sales and Electronics Groups from 1991 to
                                1995, and President of the Electronics Group in 1991. From
                                1989 to 1991, he was Senior Vice President of Publishing,
                                and from 1984 to 1989, he was Publishing Vice President of
                                New Equipment Digest (NED) and Material Handling Engineering
                                magazines. From 1981 to 1984, he was Vice President of NED, and from 1975 to 1981, he was NED's Publisher.

James A. Zaremba          58    Mr. Zaremba is Group President of the Design/Engineering and
                                Manufacturing Groups and the A/E/C Systems Group. He has
                                spent most of his 30-year business-to-business publishing
                                career with Penton. From 1993 to 1995, he was Group
                                President of the Design/Engineering and Custom
                                Communications Groups, and from 1991 to 1993, he was Group
                                President of the Design/ Engineering Group. He was Group
                                Vice President of the Design/Engineering Group from 1989 to
                                1991. From 1988 to 1989, he was Publisher of Machine Design
                                magazine, and from 1983 to 1988, he was Publisher of PT
                                Design magazine.

David Nussbaum            41    Mr. Nussbaum is Executive Vice President and Group President
                                of the Electronics Group and the Independent Exhibitions,
                                Ltd. Group. He joined Penton in September 1998. Mr. Nussbaum began his business media career in 1980 as an editor with
                                Gralla Publications, which was acquired in 1991 by Miller
                                Freeman. He moved into sales and marketing in 1983, was
                                named a group publisher in 1993, was promoted to vice
                                president in 1994, and was appointed senior vice president in 1995. He oversaw Miller Freeman's New York Division,
                                which includes more than 25 magazines serving markets such as business technology, real estate, travel, and fine
                                jewelry, and more than 25 trade shows. He was a member of
                                Miller Freeman's Board of Directors, and sits on BPA
                                International's Board of Directors.

Preston L. Vice           50    Mr. Vice has been Senior Vice President of Publishing
                                Services since 1989. Mr. Vice has 19 years of business-to-
                                business publishing experience and 28 years of accounting
                                and finance experience. He was Penton's Vice President of
                                Finance from 1982 to 1989, and Director of Finance from 1979 to 1982. Mr. Vice transferred to Penton from Pittway
                                Corporation in 1979. Previous to his tenure at Pittway he
                                was with Coopers & Lybrand.

Charles T. Griesemer      46    Mr. Griesemer has been Vice President/Controller of Penton since July 1998. Prior to this, he was Penton's Vice
                                President of Finance since he joined Penton in 1989. In the preceding 16 years, he held finance positions at the Thermos
                                Company, Anchor Swan Corporation Inc., Pittway Corporation,
                                and Coopers & Lybrand.

BOARD BIOGRAPHICAL INFORMATION

     The persons named below are the current members of the Board. The following sets forth, as to each director, his or her age (as of October 14, 1998), principal occupation and business experience, the period during which each has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by such director in corporations whose shares are publicly registered.

                                                  PRINCIPAL OCCUPATION OR
          NAME            AGE                  OCCUPATIONS AND DIRECTORSHIPS
          ----            ---                  -----------------------------
Alan M. Meckler           53    Mr. Meckler has been Chairman of the Board and Chief
                                Executive Officer of the Company since December 1993 and had been President from 1971 through November 1997. He has been a director of the Company since 1971. Mr. Meckler has also held the office of Chairman of the Board of the Company
                                during certain periods since 1971, and is the only person to have held the offices of Chairman of the Board or Chief
                                Executive Officer since the Company's founding.

Christopher S. Cardell    39    Mr. Cardell has been President and Chief Operating Officer of the Company since November 1997, and a director since
                                February 1997. Prior to November 1997, Mr. Cardell held the office of Executive Vice President, Chief Operating Officer and Chief Financial Officer. He joined the Company as Senior
                                Vice President and Chief Financial Officer on January 2,
                                1996. Prior to that time, Mr. Cardell was a Senior Manager with Arthur Andersen LLP.

Wayne A. Martino (1)      39    Mr. Martino has been a director of the Company since
                                December 1993. Mr. Martino is a member of the bar in the
                                State of Connecticut and has been a principal at the law
                                firm of Brenner, Saltzman & Wallman LLP ("Brenner,
                                Saltzman") (formerly Brenner, Saltzman, Wallman & Goldman)
                                since 1991. Mr. Martino served as an associate of that firm from 1984 until he assumed his present position.

Michael J. Davies (1)(2)  54    Mr. Davies has been a director of the Company since January
                                1996. Mr. Davies has been a special limited partner with
                                American Business Partners since July 1997. Prior to that he was a Managing Director, Corporate Finance, of the
                                investment bank Legg Mason Wood Walker, Incorporated ("Legg
                                Mason") since 1993. Before joining Legg Mason, Mr. Davies
                                was the Publisher of the Baltimore Sun (a newspaper),
                                between 1990 and 1993.

Walter H. Lippincott (2)  60    Mr. Lippincott has been a director of the Company since
                                January 1996. Mr. Lippincott has been the Director and Chief
                                Executive Officer of the Princeton University Press, a
                                non-profit publisher of scholarly books, since 1986.

Gilbert F. Bach (2)       67    Mr. Bach has been a director of the Company since February
                                1997. Mr. Bach retired on January 1, 1997 from Lehman Bros., where he held various positions from 1979 through 1996, most recently as a Managing Director. From 1955 to 1979, Mr. Bach held various positions at Hirsch & Co. and Loeb Rhoades &
                                Co.

Beverly C. Chell (1)      56    Ms. Chell has been a director of the Company since December
                                1997. Ms. Chell is Vice Chairman, General Counsel and a
                                Director of Primedia Inc. (formerly K-III Communications
                                Corporation) since March 1990.

Charles R. Ellis          62    Mr. Ellis has been a director of the Company since April
                                1998. Mr. Ellis has served as President and Chief Executive
                                Officer of John Wiley & Sons Inc. since 1990.

---------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

BOARD COMMITTEES AND MEETINGS

     The Board held four meetings during fiscal 1998. Each Director (other than Charles R. Ellis, who joined the Board in April 1998) attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all Committees of the Board on which such Director served.

     The Audit Committee is composed of three directors who are not officers or employees of the Company. The Audit Committee held one meeting during fiscal 1998. The Audit Committee recommends to the Board the appointment of the independent auditors, subject to approval by the stockholders of the Company; reviews the independent auditor's report and management letters and reports to the Board with respect thereto; reviews with management the Company's accounting policies and procedures, including its internal accounting controls; determines whether there are any conflicts of interest in financial or business matters between the Company and any of its officers or employees; and reviews the recommendations of the independent auditors. The Audit Committee also performs such other tasks as are assigned to it from time to time by the Board.

     The Compensation Committee reviews and approves or recommends to the Board the compensation and terms of employment of the Chief Executive Officer and the President and Chief Operating Officer of the Company. The Compensation Committee held one meeting during fiscal 1998.

     The Company does not have a nominating committee.

     After the consummation of the Merger, it is expected that the Company's Board will act to appoint new members to the Audit and Compensation committees. To the Company's knowledge, no decision has been made by the Purchaser Designees regarding the membership of any such committees of the Board.

COMPENSATION OF DIRECTORS

     Directors of the Company who are also employees of the Company do not receive any compensation specifically relating to their duties as directors.

     The Company's 1995 Stock Option Plan provides a non-discretionary formula (the "Non-discretionary Formula") for Non-Employee Directors (as such term is defined in Rule 16b-3 promulgated under the Exchange Act) which automatically provides for a one-time grant to each Non-Employee Director of non-qualified options to acquire 10,000 shares of Common Stock. With respect to Wayne A. Martino, such grant occurred on March 16, 1995, after the stockholders approved the 1995 Stock Option Plan. These options vested on the date of the grant. With respect to Messrs. Davies and Lippincott, such grant, which vests equally over a three-year period, occurred on January 25, 1996, the date on which both became members of the Board of Directors. With respect to Mr. Bach, such grant, which vests equally over a three-year period, occurred on February 14, 1997, the date on which Mr. Bach became a Director. With respect to Ms. Chell, such grant, which vests equally over a three-year period, occurred on December 15, 1997, the date on which Ms. Chell became a Director. With respect to Mr. Ellis, such grant, which vests equally over a three-year period, occurred on April 8, 1998, the date on which Mr. Ellis became a Director. In addition, the Non-discretionary Formula provides for an automatic grant, on the date of the annual meeting of stockholders of the Company for each fiscal year, to each Non-Employee Director, of options to acquire 1,000 shares of Common Stock provided that such director has been a director for more than six months. The grant of options to purchase 1,000 shares of Common Stock vests equally over a three-year period. The purchase price of the option shares purchasable pursuant to an option granted under the Non-discretionary Formula is 100% of the "fair market value" of the Common Stock on the date the option is granted under the 1995 Stock Option Plan.

     During the fiscal year ended September 30, 1998, Gilbert F. Bach, Wayne A. Martino, Michael J. Davies and Walter H. Lippincott were each granted options to acquire 1,000 shares of Common Stock. Options to acquire 10,000 shares of Common Stock were issued to Charles R. Ellis and Beverly C. Chell, as described above. In addition, Non-Employee Directors receive an annual retainer of $4,000 and $1,000 for each Board of Directors meeting attended. Wayne A. Martino, Michael
J. Davies, Walter H. Lippincott, Gilbert F. Bach and Beverly C. Chell each earned $8,000 from the annual retainer for serving on the Board and for attending Board of Directors meetings in fiscal 1998. Charles R. Ellis earned $2,000 in fiscal 1998.

EXECUTIVE OFFICERS

     Executive officers serve at the discretion of the Board. The following table sets forth certain information concerning the executive officers of the Company (as of October 14, 1998) other than Alan M. Meckler, the Chairman of the Board and Chief Executive Officer, and Christopher S. Cardell, the President and Chief Operating Officer, for whom information is provided under "Board Biographical Information" above, who are expected to serve in such capacity until the consummation of the Merger. No executive officer has a family relationship with another executive officer.

                   NAME                                      POSITION                     AGE
                   ----                                      --------                     ---
Carl S. Pugh..............................  President and Chief Operating Officer of      43
                                            the North American Trade Show and Seminar
                                            Group, since October 1995.
Christopher J. Baudouin...................  Chief Financial Officer, since June 1998.     31

BUSINESS EXPERIENCE

     Carl S. Pugh has been President and Chief Operating Officer of the Company's North American Trade Show and Seminar Group since October 1995. For the four years before joining the Company, Mr. Pugh was President of Cowles Event Management, a division of Cowles Business Media. For the year prior to that, Mr. Pugh was President and founding Publisher of HomeVest News. Between 1985 and 1990, Mr. Pugh was with the Conference Management Group serving as Chief Executive Officer for the last three years.

     Christopher J. Baudouin has served as Chief Financial Officer of the Company since June 1998. He joined the Company as Controller on June 23, 1997. Prior to that time, Mr. Baudouin was a Manager with Arthur Andersen LLP.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of October 14, 1998, information with respect to each person or entity known by the Board of Directors to be the beneficial owner of more than 5% of the outstanding shares of Common Stock. Except as otherwise indicated, all shares are owned directly.

             NAME OF                       ADDRESS OF                AMOUNT AND NATURE       PERCENT OF
        BENEFICIAL OWNER                BENEFICIAL OWNER          OF BENEFICIAL OWNERSHIP     CLASS(1)
---------------------------------  ---------------------------    -----------------------    ----------
Alan M. Meckler..................  c/o Mecklermedia                      2,568,786(2)(3)(4)    28.20%
                                   Corporation
                                   20 Ketchum Street
                                   Westport, CT 06880
Marion Jack Rickard..............  14322 West Belleview Avenue             750,000              8.23%
                                   Morrison, CO 80465
James S. Mulholland III..........  44 Heather Drive                        562,783(5)           6.18%
                                   New Canaan, CT 06840
Lazard Asset Management..........  30 Rockefeller Plaza                    541,300              5.94%
                                   New York, NY 10020

---------------

(1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares as of a given date which such person (i) has the right to acquire within 60 days after such date, (ii) has voting power or
    (iii) has investment power, including disposition power. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 70,200 shares held by each of four trusts established for the benefit of each of Naomi A. Meckler, Catherine S. Meckler, Caroline J. Meckler and John M. Meckler, respectively, each of whom is a child of Alan
    M. Meckler, as to all of which shares Mr. Meckler disclaims beneficial ownership. Mr. Meckler and Alan B. Abramson are the trustees of each of these trusts. Mr. Abramson has sole voting power with respect to such shares; however, Mr. Abramson and Mr. Meckler each has the power to dispose of such shares on behalf of each of the trusts. Includes 115,000 shares held by the Meckler Foundation, Inc., a not-for-profit corporation, of which Mr. Meckler is a director and the President, and as to all of which shares Mr. Meckler disclaims beneficial ownership.

(3) Includes 146,000 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1993 Stock Option Plan.

(4) Includes 41,666 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan.

(5) Includes 8,020 shares held as custodian for James S. Mulholland IV, 8,020 shares held as custodian for Hilary G. Mulholland, 3,250 shares held as custodian for Rosemary E. Mulholland, and 1,500 shares held as custodian for Robert W.K. Mulholland, in each case, under the Connecticut Gifts to Minors Act, as to all of which shares Mr. Mulholland disclaims beneficial ownership.

SECURITY OWNERSHIP OF MANAGEMENT AND DIRECTORS

     The following table sets forth, as of October 14, 1998, information with respect to the outstanding shares of Common Stock beneficially owned by each director of the Company, the Chief Executive Officer (who is also a director), the President and Chief Operating Officer (who is also a director) and by all persons presently serving as directors and officers of the Company as a group. Except as otherwise indicated, all shares are owned directly.

             NAME OF                        ADDRESS OF                AMOUNT AND NATURE       PERCENT OF
        BENEFICIAL OWNER                 BENEFICIAL OWNER          OF BENEFICIAL OWNERSHIP     CLASS(1)
---------------------------------  ----------------------------    -----------------------    ----------
Alan M. Meckler..................  c/o Mecklermedia Corporation           2,568,786(2)(3)(4)    28.20%
                                   20 Ketchum Street
                                   Westport, CT 06880
Christopher S. Cardell...........  c/o Mecklermedia Corporation              35,332(5)              *
                                   20 Ketchum Street
                                   Westport, CT 06880
Wayne A. Martino.................  132 Gillies Road                          35,599(6)              *
                                   Hamden, CT 06517
Michael J. Davies................  15925 Old York Road                        3,667(7)              *
                                   Monkton, MD 21111
Walter H. Lippincott.............  1 River Knoll Drive                        7,000(8)              *
                                   Titusville, NJ 08560
Gilbert F. Bach..................  75 East End Avenue                         8,333(9)              *
                                   New York, NY 10028
Beverly C. Chell.................  21 Bluewater Hill                          1,000                 *
                                   Westport, CT 06880
Charles R. Ellis.................  213 Constitution Drive                        --                 *
                                   Princeton, NJ 08540
All directors and executive
  officers as a group (eight
  persons).......................
                                                                          2,659,717(10)         29.20%

---------------

  * Less than one percent

 (1) For purposes of this table, a person is deemed to have "beneficial ownership" of any shares as of a given date which such person (i) has the right to acquire within 60 days after such date, (ii) has voting power or
     (iii) has investment power, including disposition power. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (2) Includes 70,200 shares held by each of four trusts established for the benefit of each of Naomi A. Meckler, Catherine S. Meckler, Caroline J. Meckler and John M. Meckler, respectively, each of whom is a child of Alan
     M. Meckler, as to all of which shares Mr. Meckler disclaims beneficial ownership. Mr. Meckler and Alan B. Abramson are the trustees of each of these trusts. Mr. Abramson has sole voting power with respect to such shares; however, Mr. Abramson and Mr. Meckler each has the power to dispose of such shares on behalf of each of the trusts. Includes 115,000 shares held by the Meckler Foundation, Inc., a not-for-profit corporation, of which Mr. Meckler is a director and the President, and as to all of which shares Mr. Meckler disclaims beneficial ownership.

 (3) Includes 146,000 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1993 Stock Option Plan.

 (4) Includes 41,666 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan.

 (5) Includes 33,332 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan.

 (6) Includes 30,999 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. Includes 1,000 shares held by Newton D. Brenner, Trustee, under the Brenner, Saltzman & Wallman Pension Plan for the benefit of Wayne A. Martino. Includes 600 shares held as custodian for William J. Martino and 600 shares held as custodian for Allison
G. Martino, in each case, under the Connecticut Gifts to Minors Act, as to all of which shares Mr. Martino disclaims beneficial ownership. Includes 2,000 shares held under the Trust under the will of Mary Martino. Mr. Martino, Philip Martino and Philip V. Martino are the trustee of such trust.

 (7) Includes 3,667 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan for Mr. Davies.

 (8) Includes 7,000 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan for Mr. Lippincott.

 (9) Includes 3,333 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan for Mr. Bach.

(10) Includes 265,997 shares of Common Stock issuable upon exercise of granted pursuant to the Company's 1993 and 1995 Stock Option Plans. Includes an aggregate of 280,800 shares held in trusts established by Alan M. Meckler for the benefit of his children and 115,000 shares held by the Meckler Foundation. See Footnote 2 to this table.

     Pursuant to the terms of the Tender, Voting and Option Agreement by and among Alan M. Meckler, the Company, Parent, and the Purchaser dated as of October 7, 1998 (the "Tender, Voting and Option Agreement"), upon the occurrence of certain events, Parent is entitled to exercise an option to purchase all shares of Common Stock held by Mr. Meckler, which exercise may be deemed to constitute a change of control of the Company. The Tender, Voting and Option Agreement (the terms of which are incorporated by reference herein) has been filed with the Securities and Exchange Commission as Exhibit 3 to the Schedule 14D-9 to which this information statement pursuant to Rule 14f-1 is attached as
Schedule II.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth, for each of the last three fiscal years, cash and certain other compensation paid or accrued by the Company for the Chief Executive Officer of the Company in all capacities in which he served. The table also sets forth cash and certain other compensation paid to or accrued by the Company for the President and Chief Operating Officer, the President and Chief Operating Officer of the North American Trade Show and Seminar Group and the Chief Financial Officer of the Company. Other than Alan M. Meckler, Christopher
S. Cardell, Carl S. Pugh and Christopher J. Baudouin (collectively, the "Named Executive Officers"), no executive officer of the Company received total salary and bonus during fiscal year 1998 in excess of $100,000. The Company has employment agreements with Christopher S. Cardell, Carl S. Pugh and Christopher
J. Baudouin which provide for up to one year of severance in the event of termination of employment.

                           SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                                ----------------------------------    -------------------------------------
                                                                                AWARDS              PAYOUTS
                                                                      --------------------------    -------
                                                                                     SECURITIES
                                                         OTHER        RESTRICTED     UNDERLYING                 ALL OTHER
  NAME AND PRINCIPAL            SALARY      BONUS        ANNUAL         STOCK       OPTIONS/SARS     LTIP      COMPENSATION
       POSITION         YEAR      ($)        ($)      COMPENSATION      AWARDS          (#)         PAYOUTS        ($)
  ------------------    ----    -------    -------    ------------    ----------    ------------    -------    ------------
Alan M. Meckler
  Chairman and          1998    363,800    187,500(4)     None           None          50,000        None           None
  Chief Executive       1997    299,800    125,000        None           None          25,000        None           None
  Officer.............  1996    221,900     80,000        None           None          50,000        None           None
Christopher S. Cardell
  President, and        1998    263,400    137,500(4)     None           None          10,000        None           None
  Chief Operating       1997    216,300     75,000        None           None          50,000        None           None
  Officer(1)..........  1996    133,800     50,000        None           None          20,000        None           None
Carl S. Pugh
  President and Chief
  Operating Officer,
  North American Trade  1998    248,500    125,000(4)     None           None          10,000        None           None
  Show and Seminar      1997    206,900    100,000        None           None          15,000        None           None
  Group(2)............  1996    168,300     56,000        None           None          20,000        None           None
Christopher J.
  Baudouin
  Chief Financial       1998     98,800     10,000        None           None           5,000        None           None
  Officer(3)..........  1997     24,400          0        None           None           5,000        None           None

---------------

(1) Christopher S. Cardell commenced employment with the Company on January 2, 1996.

(2) Carl S. Pugh commenced employment with the Company on October 2, 1995.

(3) Christopher J. Baudouin commenced employment with the Company on June 23, 1997.

(4) Estimated bonus based on estimated year end results.

OPTION GRANT TABLE

     The following table sets forth stock options granted during the fiscal year ended September 30, 1998, to the Company's Named Executive Officers. Pursuant to SEC rules, the table also shows the value of the options granted at the end of the option terms (ten years) if the stock price were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table. If the stock price does not appreciate, there will be no increase in the potential realizable value of the options granted.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                                                                                       ANNUAL RATES OF
                                                                                         STOCK PRICE
                                                                                       APPRECIATION FOR
                                            INDIVIDUAL GRANTS                            OPTION TERM
                        ---------------------------------------------------------    --------------------
                         NUMBER OF      PERCENT OF
                        SECURITIES     TOTAL OPTIONS
                        UNDERLYING      GRANTED TO      EXERCISE OR
                          OPTIONS      EMPLOYEES IN     BASE PRICE     EXPIRATION
         NAME           GRANTED (#)     FISCAL YEAR       ($/SH)          DATE          5%         10%
         ----           -----------    -------------    -----------    ----------    --------    --------
Alan M. Meckler.......    16,666(1)        21.2            23.843         1/2/08     $249,902    $633,301
                          16,667(2)        21.2            23.843         1/2/08      249,917     633,339
                          16,667(3)        21.2            23.843         1/2/08      249,917     633,339
Christopher S.
  Cardell.............     3,333(4)         4.2            23.843         1/2/08       49,977     126,653
                           3,333(5)         4.2            23.843         1/2/08       49,977     126,653
                           3,334(6)         4.2            23.843         1/2/08       49,992     126,691
Carl S. Pugh..........     3,333(7)         4.2            18.50        10/31/07       38,778      98,271
                           3,333(8)         4.2            18.50        10/31/07       38,778      98,271
                           3,334(9)         4.2            18.50        10/31/07       38,790      98,300
Christopher J.
  Baudouin............     1,666(10)        2.1            22.313        6/30/08       23,378      59,245
                           1,667(11)        2.1            22.313        6/30/08       23,392      59,280
                           1,667(12)        2.1            22.313        6/30/08       23,392      59,280

---------------

(1) All such options became exercisable on January 2, 1999.

(2) All such options become exercisable on January 2, 2000.

(3) All such options become exercisable on January 2, 2001.

(4) All such options became exercisable on January 2, 1999.

(5) All such options become exercisable on January 2, 2000.

(6) All such options become exercisable on January 2, 2001.

(7) All such options become exercisable on October 31, 1998.

(8) All such options become exercisable on October 31, 1999.

(9) All such options become exercisable on October 31, 2000.

(10) All such options become exercisable on June 30, 1999.

(11) All such options become exercisable on June 30, 2000.

(12) All such options become exercisable on June 30, 2001.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table sets forth information for the Company's Named Executive Officers during the last fiscal year with respect to the exercise of options to purchase the Company's Common Stock and year-end option holdings.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                 SHARES                   NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                ACQUIRED                 UNDERLYING UNEXERCISED            IN-THE-MONEY
                                   ON        VALUE             OPTIONS AT                   OPTIONS AT
                                EXERCISE    REALIZED       FISCAL YEAR END (#)          FISCAL YEAR END ($)
             NAME                 (#)         ($)       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
             ----               --------    --------    -------------------------    -------------------------
Alan M. Meckler...............      --           --          187,666/83,334              2,619,637/134,386
Christopher S. Cardell........      --           --           33,332/46,668                  91,596/57,714
Carl S. Pugh..................   5,000       46,875           16,666/23,334                  31,024/33,921
Christopher J. Baudouin.......      --           --             1,666/8,334                    1,563/3,127

     During the fiscal year ended September 30, 1998, employees of the Company exercised options to purchase an aggregate of 82,645 shares of the Company's Common Stock.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee of the Board of Directors ("Compensation Committee") determines and reviews the compensation of the Company's Chief Executive Officer and the President and Chief Operating Officer. It also reviews and approves any employment, severance or similar agreements for those individuals. The Compensation Committee is charged with fixing, on an annual basis, the compensation of the Chief Executive Officer and the President and Chief Operating Officer, subject to the approval of the Board, and reviewing and recommending to the Board any employment, severance or similar agreements for these individuals. The entire Board determines the amount, if any, of the Company's contributions pursuant to its 401(k) Plan. While other compensation decisions generally are not submitted to the Board, the Board has the ultimate power and authority with respect to compensation matters.

     The members of the Compensation Committee reviewed salaries paid to the Named Executive Officers in fiscal 1998 and approved salary increases for fiscal 1999 and intends to approve bonuses payable in fiscal 1999 with respect to fiscal 1998 to the Named Executive Officers of the Company.

     The Compensation Committee seeks to compensate executive officers at levels competitive with other companies comparable in size in the same industry and to provide short-term rewards and long-term incentives for superior individual and corporate performance. In making compensation decisions, the Compensation Committee periodically reviews information about the compensation paid or payable to officers of comparably sized public companies and the compensation recommendations of Mr. Meckler, the Chairman of the Board and Chief Executive Officer of the Company. The Compensation Committee does not have target amounts of stock ownership for the Company's executive officers.

     The key components of executive officer compensation are base salary, bonuses and stock options. The Compensation Committee attempts to combine these components in such a way as to attract, motivate and retain key executives critical to the long-term success of the Company. A discussion of the various components of the executives' compensation for fiscal 1998 follows.

     Base Salary. Each executive officer received a base salary and has the potential for annual salary increases largely determined by such individual's performance, the Company's performance and reference to the salaries of executive officers holding comparable positions in companies of comparable size and complexity.

     Bonuses. Each executive officer was eligible for an annual bonus based upon both his individual performance and the Company's performance. Bonuses will be awarded to executive officers with respect to fiscal 1998 taking into account their performance and the Company's performance.

     Stock Options. The Company's 1993 and 1995 Stock Option Plans are intended to provide executives with the promise of longer term rewards which appreciate in value with the favorable future performance of the Company. Stock options are generally granted when an executive joins the Company, with additional options granted from time to time for promotions and performance. The Compensation Committee believes that the stock option participation provides a method of retention and motivation for the executives of the Company and also aligns senior management's objectives with long-term stock price appreciation.

     Other Compensation. The executive officers also participate in the Company's 401(k) plan as well as the medical, life and disability insurance plans available to all employees of the Company.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The compensation of Mr. Meckler, Chairman of the Board and Chief Executive Officer of the Company, and proposals for additional compensation to him are based on the policies described above. As part of its evaluation, the Compensation Committee considered Mr. Meckler's performance, the Company's performance, the accomplishment of goals for the Company set by the Board of Directors at the beginning of fiscal 1998, and the compensation earned by other chief executive officers of companies of comparable size during the previous year.

                                          COMPENSATION COMMITTEE
                                          Wayne A. Martino
                                          Michael J. Davies
                                          Beverly C. Chell

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the last completed fiscal year, Messrs. Martino and Davies and Ms. Chell served as members of the Compensation Committee. None of such members of the Compensation Committee are or have been officers or employees of the Company.

                            STOCK PERFORMANCE GRAPH

     The graph below compares the cumulative return on the Common Stock during the fiscal years ended September 30, 1994, 1995, 1996, 1997 and 1998 to such return for the NASDAQ U.S. Total Return Index and the Hambrecht & Quist Technology Index- Information Vendors section for the period commencing with the effective date of the Company's initial public offering of Common Stock on February 11, 1994 and ending on September 30, 1998, assuming (i) $100 was invested on February 11, 1994, and (ii) reinvestment of dividends. Each measurement point on the graph below represents the cumulative shareholder return as measured by the last sale price at the end of each fiscal year during the period from February 11, 1994 through September 30, 1998.

                     COMPARISON OF CUMULATIVE TOTAL RETURN

                                                         H&Q TECHNOLOGY
                                      MECKLERMEDIA      INDEX-INFORMATION    NASDAQ US TOTAL
                                       CORPORATION           VENDORS          RETURN INDEX
FEB-94                                   100                 100                 100
SEP-94                                   109.92              105.13               96.87
SEP-95                                   501.66              196.53              135.00
SEP-96                                   497.66              225.89              153.66
SEP-97                                   526.48              251.15              190.91
SEP-98                                   511.11              261.58              180.57

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

     Pursuant to the terms of an August 1993 stock purchase agreement ( the "Stock Purchase Agreement"), the Company has granted certain "piggyback" registration rights (that is, rights to include shares in a registration statement otherwise filed by the Company, at the Company's expense) to (i) James
S. Mulholland, Jr., James S. Mulholland III, certain other existing stockholders who received their stock in transfers from either of them and certain classes of future transferees of Common Stock originally purchased by the Mulhollands on August 2, 1993, pursuant to the Stock Purchase Agreement (together with Messrs. Mulholland Jr. and Mulholland III, the "Mulholland Family") and (ii) Alan M. Meckler, certain other existing stockholders who received their Common Stock in transfers from Mr. Meckler and certain classes of future transferees of Common Stock owned by Mr. Meckler on the date of the Stock Purchase Agreement (together with Mr. Meckler, the "Meckler Family"). Pursuant to an exercise of the "piggyback" registration rights provided by the Stock Purchase Agreement, Messrs. Meckler and Mulholland III and certain other stockholders, included in the aggregate, 448,750 shares of Common Stock (prior to adjustment for the two-for-one stock split of the Company's Common Stock on September 19, 1995) in a registration statement filed by the Company with respect to a public offering in August 1995.

     The Stock Purchase Agreement also provides that if the Meckler Family transfers not less than 40% of the aggregate amount of Common Stock held by them, then Mr. Meckler, the Meckler Family or the acquirer of such Common Stock has the right (the "take-along right") to require the Mulholland Family to transfer a like percentage of Common Stock held by them on the same terms and subject to the same conditions. The take-along right will terminate upon the earlier of February 11, 1999, or the date upon which the aggregate amount of Common Stock held by the Meckler Family is less than that held by the Mulholland Family.

     Wayne A. Martino, a director of the Company since December 1993, is a principal in the law firm of Brenner, Saltzman, counsel to the Company. The Company paid legal fees and expenses of approximately $12,000, $36,000 and $74,000 to Brenner, Saltzman for its services in fiscal 1998, fiscal 1997 and fiscal 1996, respectively.

                      COMPLIANCE WITH SECTION 16(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16 (a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and greater than 10% stockholders to file reports of ownership and changes in ownership of the Company's securities with the Securities and Exchange Commission ("SEC"). Specific due dates for these reports have been established by the SEC, and the Company is required to disclose in this Proxy Statement any failure by such persons to file these reports in a timely manner during the 1997 fiscal year. Copies of the reports are required by SEC regulation to be furnished to the Company. Based on its review of such reports furnished to it, the Company believes that there were no late filings during the fiscal year ended September 30, 1998.